SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                   ----------


                                   FORM 11-K

                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934




(Mark One):
[  X  ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934

         For the fiscal year ended December 31, 1997

[     ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934 (NO FEE REQUIRED).

         For the transition period from _____________ to ________________

                          Commission file number 1-9389

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below: C&D TECHNOLOGIES SAVINGS PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

               C&D TECHNOLOGIES, INC.
               1400 UNION MEETING ROAD
               BLUE BELL, PA  19422

                         C&D TECHNOLOGIES SAVINGS PLAN
                   INDEX TO FINANCIAL STATEMENTS AND EXHIBIT

                       Report of Independent Accountants

                       Statements of Net Assets Available
                            for Plan Benefits as of
                           December 31, 1997 and 1996

                 Statements of Changes in Net Assets Available
                     for Plan Benefits for the years ended
                           December 31, 1997 and 1996

                         Notes to Financial Statements

                             Supplemental Schedules

                                   Signature

                Exhibit 23 - Consent of Independent Accountants

                                C&D TECHNOLOGIES
                                  SAVINGS PLAN

                         INDEX TO FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES


                                                                 Pages
                                                                 -----

Report of Independent Accountants                                  2

Financial Statements:
   Statements of Net Assets Available for
       Benefits as of December 31, 1997 and 1996                   3

   Statements of Changes in Net Assets Available
       for Benefits for the years ended
       December 31, 1997 and 1996                                  4

   Notes to Financial Statements                                5-12
Supplemental Schedules:
   Item 27(a)* - Assets Held for Investment Purposes
       as of December 31, 1997                                    13

   Item 27(d)* - Reportable Transactions for the year
       ended December 31, 1997                                    14




        *Refers to item numbers in Form 5500 (Annual Return/Report of Employee Benefit Plan) for the plan year ended December 31, 1997.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator
   of the C&D Technologies Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the C&D Technologies Savings Plan ("the Plan") as of December 31, 1997 and 1996 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1997 and reportable transactions for the year ended December 31, 1997 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





COOPERS & LYBRAND L.L.P.


2400 Eleven Penn Center
Philadelphia, Pennsylvania
June 19, 1998

                          C&D TECHNOLOGIES SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 1997 AND 1996

                         ASSETS                      1997           1996
                                                     ----           ----

Investments:
   Investment contract, at contract value:
      Guaranteed Long-Term Account (Note 2) $ 1,916,113 $ 2,874,086 Mutual funds, at Fair Value (Note 3):
      Magellan Fund                                4,840,995     3,974,691
      Growth & Income Fund                         6,339,258     4,300,125
      Puritan Fund                                 1,498,982     1,237,754
      Low-Priced Stock Fund                           93,183         -
      Diversified International Fund                  36,822         -
      Spartan U.S. Equity Index Fund                  92,586         -
      MAS Fixed Income Fund                           24,112         -
      Stable Value Fund                            5,101,793     4,283,459
   Unitized Stock Fund, at Fair Value (Note 3):
      C&D Technologies Stock Fund                     18,901         -
                                                  ----------    ----------

                Total investments                 19,962,745    16,670,115

Participants' loans receivable                       268,241       337,408

Contributions receivable:
   Employer                                           28,432        40,471
   Employees                                          85,250       115,985
                                                  ----------    ----------

Net assets available for benefits                $20,344,668   $17,163,979
                                                  ==========    ==========



                     The accompanying notes are an integral
                        part of the financial statements.

                          C&D TECHNOLOGIES SAVINGS PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996



                                                      1997           1996
                                                      ----           ----

Additions to net assets attributed to:
   Net appreciation in fair value of investments   $ 2,698,081   $ 1,180,089
   Interest income                                     410,264       396,697
   Employer contributions                              547,097       535,729
   Participants' contributions                       1,558,447     1,428,489
   Roll-over contributions                              94,555        65,635
                                                    ----------    ----------

              Total increase                         5,308,444     3,606,639
                                                    ----------    ----------

Deductions from net assets attributed to:
   Benefits paid to participants                     2,127,755     1,663,712
                                                    ----------    ----------

              Total deductions                       2,127,755     1,663,712
                                                    ----------    ----------

              Net increase                           3,180,689     1,942,927

Balance, beginning of year                          17,163,979    15,221,052
                                                    ----------    ----------

Balance, end of year                               $20,344,668   $17,163,979
                                                    ==========    ==========

                     The accompanying notes are an integral
                       part of the financial statements.

                          C&D TECHNOLOGIES SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS


 1.      DESCRIPTION OF PLAN:

         The C&D Technologies Savings Plan ("the Plan") was adopted effective February 1, 1986 and is a defined contribution plan in which certain salaried employees are eligible to participate, with the condition that salaried employees whose terms and conditions of employment are governed by a collective bargaining agreement are only eligible to participate if that agreement states that they are eligible. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 ("ERISA").

         The Plan was restated to conform with the Tax Reform Act of 1986 and subsequent legislation with an effective date up to and including January 1, 1994 and to reflect the employer name change from C&D Power Systems, Inc. to C&D Charter Power Systems, Inc. ("the Company"). On June 24, 1997, the name of the sponsoring Company was changed from C&D Charter Power Systems, Inc. to C&D Technologies, Inc. On October 1, 1997 the Plan was amended and restated to reflect the name change to C&D Technologies Savings Plan, new investment options and a change in trustees.

         The   following   description   of  the  Plan   provides  only  general
         information. Participants should refer to the official Plan document for a more complete description of the Plan's provisions.

                  CONTRIBUTIONS:

         Prior to August 15, 1989, participants were able to elect to enter into a written Salary Deferral Agreement with the Employer in an amount between 1% and 18% of total compensation for the payroll period. Effective August 15, 1989, in order to meet the requirements of Section 415 of the Internal Revenue Code, the maximum percentage for Employee Salary Deferral was amended from 18% to 15% of total compensation for the period. The maximum percentage considered for Employer Matching Contributions remains at 8% of compensation. The participant may make pre-tax contributions to the Plan in any whole percentage of compensation ranging from 1% to 15%.

1.       DESCRIPTION OF PLAN, CONTINUED:

             CONTRIBUTIONS, CONTINUED:

         Upon completion of one year of service, the employer will match each participant's contributions on the basis of $.50 for each $1.00 in amounts up to the 8% pre-tax limit. Additional employer contributions may be made upon the discretion of the Board of Directors. Participants are eligible to receive any discretionary contributions if they have completed 1,000 hours of service during the plan year and are employed by the Company on the last day of the plan year. Forfeitures by participants shall be used by the Company to pay Plan expenses or to reduce its next contribution. Participants may make voluntary after-tax contributions, but in no event may total pre-tax, after-tax and employer contributions exceed 25% of annual compensation. Rollovers of lump-sum distributions from another qualified plan will be accepted for plan participants.

             PARTICIPANT ACCOUNTS:

         Each participant's account is credited with the participant's contribution, the Company's contribution and an allocation of earnings until such account is used to provide an annuity, or distributed in accordance with the terms of the Plan.

             VESTING:

         Participants are 100% vested in their own contributions and the earnings thereon. Vesting in the Company's contributions and earnings thereon is based on years of continuous service. A participant is 100% vested after five years of service as defined in the Plan. Any amount not vested at termination will be forfeited upon the occurrence of five consecutive 1-year breaks-in-service following a participant's termination of employment.

             PAYMENT OF BENEFITS:

         On termination of service, a participant may elect to receive either a lump sum distribution equal to the value of his or her account, or annual installments.

             EMPLOYEE LOANS:

         Participants may borrow from their vested contribution balances. The loan is limited to the greater of 50% of the vested contributions or $50,000. The minimum loan amount is $1,000. Loans are repaid through regular payroll deductions. Interest on the loans is charged at a rate no greater than 2% over the Prime Rate at the loan origination date.

 2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

             BASIS OF ACCOUNTING:

         The financial statements of the Plan are prepared on the accrual basis of accounting.

             INVESTMENTS:

         Effective February 1, 1986, the Company entered into a deposit administration contract with Connecticut General Life Insurance Company ("Connecticut General"). Under the contract, participants could allocate their contributions between a pooled separate account, invested primarily in common stocks, and a guaranteed long-term account, with a guaranteed interest rate credited to each account monthly. During 1992, the Company withdrew all assets of the pooled separate account with Connecticut General and instead provided mutual fund investment options to participants with the Magellan Fund, Growth & Income Portfolio and Balanced Fund of Fidelity Investments ("Fidelity") and a Fixed Income Fund consisting of the Connecticut General guaranteed long-term account and Fidelity GIC Managed Income Portfolio. In 1994, the Connecticut General guaranteed long-term account was terminated with six distributions to be paid over five years and invested in the Fidelity GIC Managed Income Portfolio. During 1997, the Company amended the Plan to provide additional mutual fund investment options to participants with the Fidelity Low-Priced Stock Fund, Fidelity Diversified International Fund, Spartan U.S. Equity Index Fund, MAS Fixed Income Fund and Company Stock Fund. At that time, the Fidelity Balanced Fund was replaced by the Fidelity Puritan Fund as an investment option. The Fixed Income Fund was renamed the Stable Value Fund. The value of the Plan's deposit administration contract investment is included in the financial statements at the December 31, 1997 and 1996 contract values, which approximates fair value. The value of the other investments are based on the fair value of the assets as determined by the respective funds net asset value at December 31, 1997 and 1996.

         A brief description of the investment options follows:

                  FIDELITY  MAGELLAN  FUND - a  growth  fund  seeking  long-term
                  capital   growth,   current   income  and  growth  of  income,
                  consistent with reasonable investment risk.

                  STABLE VALUE FUND - a fund (not a mutual fund) seeking to preserve capital and to provide a competitive level of income over time. This fund includes the Fidelity Managed Income Portfolio and the guaranteed long-term account with Connecticut General.

                  FIDELITY GROWTH & INCOME PORTFOLIO - a fund seeking  long-term
                  capital   growth,   current   income  and  growth  of  income,
                  consistent with reasonable investment risk.

                  FIDELITY  PURITAN  FUND - a fund  seeking  to  obtain  as much
                  income  as  possible   consistent  with  the  preservation  of
                  capital. Capital appreciation is a secondary goal.

                  FIDELITY LOW-PRICED STOCK FUND - a growth fund seeking long-term capital growth, current income and growth of income, consistent with higher investment risk.

                  FIDELITY DIVERSIFIED INTERNATIONAL FUND - a fund seeking long-term capital growth, consistent with higher investment risk.

                  FIDELITY  SPARTAN  FUND -  a  growth  fund  seeking long-term
                  capital   growth,   current   income  and  growth  of  income,
                  consistent with reasonable investment risk.

                  MAS FIXED INCOME PORTFOLIO - a Miller Anderson & Sherrerd LLP managed fund seeking to preserve capital and to provide an above-average total return over a market cycle of three to five years.

                  COMPANY STOCK FUND - a fund seeking capital growth, primarily through investment in C&D Technologies common stock. As a non-diversified, unmanaged, single stock fund, higher investment risk is involved.

         The contract value of the Plan's investment in the guaranteed long-term account represents contributions made under the contract, plus interest at the contract rate, less funds used to purchase annuities, and benefits paid to participants.

         Loans to participants are valued at their principal amount outstanding.

         The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

             EXPENSES:

         Certain administrative expenses are paid by the Company.

             USE OF ESTIMATES:

         The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

             RISKS AND UNCERTAINTIES:

         The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

 3.      FUND INFORMATION:

         The changes in the Plan's net assets available for benefits for the year ended December 31, 1997, by investment option, were as follows:
         The Stable Value Fund includes the Fidelity Managed Income Portfolio and the guaranteed long-term account with Connecticut General.

                                                      Stable       Growth &                     Low         Diversified
                                      Magellan        Value        Income        Puritan       Priced      International
                                      --------        -----        --------      -------       ------      -------------
Net appreciation in fair value of
     investments                     $  990,565          -        $1,413,049    $  292,062    $    558     $     159
Interest                                  -         $  379,240         -             -            -            -

Contributions:
   Employer's                           154,049        125,031       203,110        43,524       9,301         4,555
   Participants'                        440,920        311,402       598,421       130,164      30,616        15,972

Rollover contributions                   33,405            387        42,082        18,681        -             -
Benefits paid to participants          (372,061)      (911,196)     (577,878)     (209,914)       -             -
Loan principal repayments                 4,252        102,645         5,143           890       1,311           663
Loans to participants                   (27,691)       (43,500)      (30,424)       (3,312)       -             -
Transfers between options              (357,135)      (103,648)      385,630       (10,867)     51,397        15,473
                                      ---------      ---------     ---------     ---------     -------       -------
Net increase (decrease)                 866,304       (139,639)    2,039,133       261,228      93,183        36,822

Balance, beginning of year            3,974,691      7,157,545     4,300,125     1,237,754        -             -
                                      ---------      ---------     ---------     ---------     -------       -------
Balance, end of year                 $4,840,995     $7,017,906    $6,339,258    $1,498,982    $ 93,183      $ 36,822
                                      =========      =========     =========     =========     =======       =======

                                                     MAS
                                                    Fixed         C&D          Loan     Contribution
                                      Spartan       Income       Stock         Fund      Receivable        Total
                                      -------       ------       -----         ----      ----------        -----
Net appreciation in fair value of
     investments                      $   397      $   151      $ 1,140          -            -          $ 2,698,081
Interest                                -             -            -         $  31,024        -              410,264

Contributions:
   Employer's                          10,380        5,282        3,904          -         $(12,039)         547,097
   Participants'                       33,573       14,589       13,525          -          (30,735)       1,558,447

Rollover contributions                  -             -            -             -            -               94,555
Benefits paid to participants           -             -            -           (56,706)       -           (2,127,755)
Loan principal repayments                 966        1,253          265       (117,388)       -                -
Loans to participants                   -             -            -           104,927        -                -
Transfers between options              47,270        2,837           67        (31,024)       -                -
                                       ------       ------       ------       --------      -------       ----------
Net increase (decrease)                92,586       24,112       18,901        (69,167)     (42,774)       3,180,689

Balance, beginning of year              -             -            -           337,408      156,456       17,163,979
                                      -------       ------       ------        -------      -------       ----------
Balance, end of year                 $ 92,586      $24,112      $18,901       $268,241     $113,682      $20,344,668
                                      =======       ======       ======        =======      =======       ==========

         The changes in the Plan's net assets available for benefits for the year ended December 31, 1996, by investment option were as follows: The Fixed Income Fund includes the Fidelity Managed Income Portfolio and the guaranteed long-term account with Connecticut General.

                                                                    1996*
                            -------------------------------------------------------------------------------------
                            Fixed                      Growth &                Participant
                            Income       Magellan       Income     Balanced        Loan     Contribution
                             Fund          Fund        Portfolio     Fund          Fund      Receivable     Total
                             ----          ----        ---------     ----          ----      ----------     -----

Increase (decrease)
     in net assets:
   Net appreciation in
       fair value of
       investments              -       $  411,382    $  661,289   $  107,418        -           -      $ 1,180,089
   Interest income         $  365,385        -             -            -       $ 31,312         -          396,697

Contributions:
   Employer's                 143,738      179,399       158,879       54,538        -       $  (825)       535,729
   Participants'              345,234      499,895       430,688      143,242        -         9,430      1,428,489
Roll-over contributions        35,239        1,309        19,391        9,696        -           -           65,635
Benefits paid to
     participants            (752,730)    (461,688)     (347,532)    (101,762)       -           -       (1,663,712)
Loan principal repayments     104,810        -             -            -       (104,810)        -           -
Loans to participants         (98,635)     (55,662)      (35,083)      (9,834)   199,214         -           -
Transfers between options    (301,843)     (39,288)      447,727      (75,284)   (31,312)        -           -
                            ---------    ---------    ----------   ----------    -------      -------    ----------
Net (decrease) increase      (158,802)     535,347     1,335,359      128,014     94,404        8,605     1,942,927

Balance, beginning of
     year                   7,316,347    3,439,344     2,964,766    1,109,740    243,004      147,851    15,221,052
                           ----------    ---------    ----------   ----------    -------      -------    ----------
Balance, end of year       $7,157,545   $3,974,691    $4,300,125   $1,237,754   $337,408     $156,456   $17,163,979
                            =========    =========     =========    =========    =======      =======    ==========

*  Reclassified for comparative purposes.

 4.      CONCENTRATION OF CREDIT RISK:

         The investments with Connecticut General and Fidelity represent a concentration of credit risk as defined by Statement of Financial Accounting Standards No. 105, "Disclosure of Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentrations of Credit Risk." The Plan has potential for credit loss on these investments upon complete nonperformance by the counterparty.


 5.      PLAN TERMINATION:

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become 100 percent vested in their accounts.

 6.      RECONCILIATION OF FINANCIAL STATEMENT TO FORM 5500:

         The following is a reconciliation of net assets available for benefits according to the financial statements to Form 5500:

                                                         December 31,
                                                     ---------------------
                                                     1997             1996
                                                     ----             ----

           Net assets available for benefits per
                 the financial statements          $20,344,668    $17,163,979
           Amounts allocated to withdrawing
                 participants                            -           (145,959)
                                                    ----------     ----------
           Net assets available for benefit
                 per Form 5500                     $20,344,668    $17,018,020
                                                    ==========     ==========

         The following is a reconciliation of benefits paid according to the financial statements to Form 5500:

                                                           Year Ended
                                                           December 31,
                                                               1997
                                                               ----

           Benefits paid to participants per the
                 financial statements                      $2,127,755
           Add: Amounts allocated to withdrawing
                 participants at December 31, 1997              -
           Less:Amounts allocated to withdrawing
                 participants at December 31, 1996           (145,959)
                                                            ---------
           Benefits paid to participants per Form 5500     $1,981,796
                                                            =========

         Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.


 7.      PLAN TAX STATUS:

         The Plan has received a favorable determination letter dated January, 1996 from the Internal Revenue Service ("IRS") advising that the Plan constitutes a qualified trust under Section 401(a) of the Internal Revenue Code ("IRC"), and is therefore exempt from federal income taxes under provisions of Section 501(a). The Plan has been amended since receiving the determination letter (Note 1) and an application for determination on the amended Plan was submitted to the IRS in May, 1998. The Plan administrator and the Plan's tax counsel believe that the Plan is designed in compliance with the applicable requirements of the IRC, and the Plan Administrator also believes that the Plan is currently being operated in compliance with the applicable requirements of the IRC.

 8.      RELATED PARTY TRANSACTIONS:

         The Plan's trustee is Fidelity Management Trust Company. The guaranteed deposit account is managed by Connecticut General Life Insurance Company. The MAS Fixed Income Portfolio is managed by Miller Anderson & Sherrerd LLP. All other funds are managed by Fidelity Investments.

         The Plan is interpreted, administered and operated by a committee comprised of the Company's Vice President & Chief Financial Officer, Manager-Compensation and Benefits and Manager - Pensions/401(k).

                             SUPPLEMENTAL SCHEDULES

                          C&D TECHNOLOGIES SAVINGS PLAN

          ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1997



                                                       (c)
                   (b)                      Description of Investment        (d)            (e)
(a)     Identity of Party Involved              Rate of Interest             Cost       Fair Value
---     --------------------------          -------------------------        ----       ----------

  *   Connecticut General Life            Guaranteed Long-Term
            Insurance
            Company                           Account, GA-31723          $1,916,113    $ 1,916,113

  *   Fidelity Institutional Retirement
            Services Company              Stable Value Fund               5,101,793      5,101,793

                                          Magellan Fund                   5,063,142      4,840,995

                                          Growth & Income Fund            6,186,053      6,339,258

                                          Puritan Fund                    1,510,831      1,498,982

                                          Low-Priced Stock Fund              93,495         93,183

                                          Diversified International Fund     36,992         36,822

                                          Spartan U.S. Equity Index Fund     92,543         92,586

                                          MAS Fixed Income Fund              24,521         24,112

  *   Unitized Stock Fund                 C&D TECHNOLOGIES Stock Fund        17,790         18,901

      Participant Loans                   Interest, 8-11.5%,
                                              maturity  of 1-5 years           -           268,241
                                                                         ----------     ----------
               Total investments                                        $20,043,273    $20,230,986
                                                                         ==========     ==========

* Party-in-interest


                          C&D TECHNOLOGIES SAVINGS PLAN

                ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997




                                                                                                          (h)
                                                         (c)                                         Current Value
                                                        Number        (e)       (f)        (g)        of Asset at      (i)
         (a)                          (b)                 of        Purchase  Selling    Cost of      Transaction   Net Gain
Identity of Party Involved    Description of Asset   Transactions     Price    Price    Investment        Date      or (Loss)
--------------------------    --------------------   ------------   --------  -------   ----------   -------------  ---------

Connecticut General           Guaranteed Long-Term          -          -    $1,071,560  $1,071,560     $1,071,560        -
   Life Insurance Co.            Account GA-31723

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                          C&D TECHNOLOGIES SAVINGS PLAN

       June 29, 1998                      By: /s/ Stephen E. Markert, Jr.
                                             ----------------------------
                                             Stephen E. Markert, Jr.
                                             Vice President Finance
                                             (Principal Financial and
                                             Accounting Officer)
                                             C&D TECHNOLOGIES, INC.